September 8, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Atossa Therapeutics, Inc. Registration Statement on Form S-3 (File No. 333-248555)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Atossa Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 10, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Alon Sachar at (415) 393-8371 or emailing asachar@gibsondunn.com.

Sincerely,

Atossa Therapeutics, Inc.

/s/ Kyle Guse
Kyle Guse
Chief Financial Officer, General

Counsel & Secretary

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP Alon Sachar, Gibson, Dunn & Crutcher LLP